 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 7, 2023

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Certain 2023 Performance Metrics

2023 year-to-date net returns of all client accounts of Fundrise Advisors by investment plan objective (January - June)1:

Plan objective	Income	Balanced	Growth	Overall
Dividends	1.96%	0.96%	0.60%	0.99%
Appreciation	-1.30%	-1.86%	-2.12%	-1.87%
Net Total Return	0.65%	-0.90%	-1.53%	-0.88%

2023 year-to-date net returns of all client accounts of Fundrise Advisors by fund objective (January - June)2:

Fund objective	Net total return
Income	3.34%
Balanced	-1.66%
Growth	-1.96%
Overall	-0.88%

2023 year-to-date performance of individual Fundrise sponsored funds (January - June)3:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,416,506,625	Jan 2021	-1.91%
Income Real Estate Fund	$551,300,734	Apr 2022	3.34%
Growth
Growth eREIT	$260,418,545	Feb 2016	0.06%
Growth eREIT II	$167,361,234	Sep 2018	-4.93%
Development eREIT	$133,376,658	Jun 2019	-2.30%
eFund	$100,784,420	Jun 2017	-0.06%
Growth eREIT III	$65,722,251	Feb 2019	-4.57%
Growth eREIT VII	$86,312,731	Jan 2021	-2.04%
Balanced
East Coast eREIT	$172,479,231	Oct 2016	-0.71%
Heartland eREIT	$97,483,051	Oct 2016	-1.93%
West Coast eREIT	$91,712,790	Oct 2016	0.85%
Balanced eREIT II	$56,947,530	Jan 2021	-1.87%

Net returns of all client accounts of Fundrise Advisors for Q2 2023 by investment plan objective1:

Plan objective	Income	Balanced	Growth	Overall
Dividends	0.94%	0.45%	0.28%	0.47%
Appreciation	-1.41%	-1.98%	-2.16%	-1.96%
Net Total Return	-0.47%	-1.53%	-1.88%	-1.49%

Net returns of all client accounts of Fundrise Advisors for Q2 2023 by fund objective2:

Fund objective	Net total return
Income	1.31%
Balanced	-2.10%
Growth	-2.00%
Overall	-1.48%

Performance of individual Fundrise sponsored funds for Q2 20233:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,399,828,259	Jan 2021	-2.49%
Income Real Estate Fund	$542,741,054	Apr 2022	1.31%
Growth
Growth eREIT	$253,172,007	Feb 2016	-1.28%
Growth eREIT II	$160,085,476	Sep 2018	-4.69%
Development eREIT	$128,465,516	Jun 2019	-0.39%
eFund	$96,297,281	Jun 2017	-0.08%
Growth eREIT III	$61,503,809	Feb 2019	-2.46%
Growth eREIT VII	$85,536,241	Jan 2021	-3.33%
Balanced
East Coast eREIT	$166,186,204	Oct 2016	-1.33%
Heartland eREIT	$92,264,150	Oct 2016	-1.33%
West Coast eREIT	$86,528,353	Oct 2016	1.42%
Balanced eREIT II	$53,829,912	Jan 2021	-1.23%

1 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net total returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, and Opportunistic Credit Fund.

2 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.  Net total returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund and Opportunistic Credit Fund.

3 “Performance of individual Fundrise sponsored funds” specifically refers to the time-weighted return for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average AUM” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

Other 2023 Metrics

As of June 30, 2023, Rise Companies Corp. (the “Company”) announces the following additional metrics:

•	The Company has approximately 397,000 active investor accounts on the Fundrise Platform.
•	The Company has approximately $3.19 billion in equity assets under management in the Sponsored Programs.
•	Investor accounts on the Fundrise Platform total more than $328 million in net dividends earned from the Sponsored Programs.
•	The Company has surpassed 2 million active users on the Fundrise Platform.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPANIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 7, 2023